UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-51341

Gentium S.p.A.
(Exact name of registrant as specified in its charter)

Piazza XX Settembre 2, 22079
Villa Guardia (Como), Italy
39 031 5373200
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary shares, no par value
American depositary shares, as evidenced by American depositary receipts, each representing one ordinary share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Ordinary shares, no par value: 57 holders of record, including 55 holders of record through American depositary shares.
American depositary shares,
as evidenced by American depositary receipts,
each representing one ordinary share: 55 holders of record.

Pursuant to the requirements of the Securities Exchange Act of 1934, Gentium S.p.A. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	April 1, 2014	By:	/s/ Fintan Keegan
Fintan Keegan
Chairman and Chief Executive Officer